Exhibit H




                             NOVA SCOTIA POWER INC.

                              Financial Statements

                           December 31, 2003 and 2002

Exhibit H


                                MANAGEMENT REPORT

Management's Responsibility for Financial Reporting

The accompanying financial statements of Nova Scotia Power Inc. ("NSPI") and the information in this annual report are the responsibility of management and have been approved by the Board of Directors ("Board").

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Nova Scotia Power Inc. is regulated by the Nova Scotia Utility and Review Board, which also examines and approves NSPI's accounting policies and practices. In preparation of these financial statements, estimates are sometimes necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Management believes that such estimates, which have been properly reflected in the accompanying financial statements, are based on careful judgements and are within reasonable limits of materiality. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Nova Scotia Power Inc. maintains effective systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that Nova Scotia Power Inc.'s assets are appropriately accounted for and adequately safeguarded.

The Board is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and its members are directors who are not officers or employees of Nova Scotia Power Inc. The Committee meets periodically with management, as well as with the internal auditors and with the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the financial statements and the external auditors' report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the appointment of the external auditors.

The financial statements have been audited by Grant Thornton LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. Grant Thornton LLP has full and free access to the Audit Committee.

January 28, 2004

"David McD. Mann"
President and Chief Executive Officer

Exhibit H


                                AUDITORS' REPORT

To the Shareholder of
Nova Scotia Power Inc.

We have audited the balance sheet of Nova Scotia Power Inc. as at December 31, 2003 and the statements of earnings, retained earnings and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2002 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 5, 2003.





Halifax, Canada
January 28, 2004


"Grant Thornton LLP"
Chartered Accountants

Exhibit H


Nova Scotia Power Inc.
Statements of Earnings
Year Ended December 31
millions of dollars

                                                       2003              2002
Revenue
Electric                                             $895.6            $869.1
Other                                                   9.0               7.4
-------------------------------------------------------------------------------
                                                      904.6             876.5
-------------------------------------------------------------------------------
Cost of operations
Fuel for generation and power purchased               277.8             335.6
Operating, maintenance and general                    186.0             176.4
Grants in lieu of property taxes                       26.2              15.2
Provincial capital tax                                  7.2               6.8
Depreciation                                          101.7             103.9
-------------------------------------------------------------------------------
                                                      598.9             637.9
-------------------------------------------------------------------------------
Earnings from operations                              305.7             238.6
Amortization                                          (6.2)             (1.0)
Allowance for funds used during                         4.5               3.4
construction
-------------------------------------------------------------------------------
Earnings before interest and income taxes             304.0             241.0
Interest (note 6)                                     104.3             109.6
Amortization of defeasance costs                       16.7              19.4
-------------------------------------------------------------------------------
Earnings before income taxes                          183.0             112.0
Income taxes (note 7)                                  57.8              15.7
-------------------------------------------------------------------------------
Net earnings before dividends                         125.2              96.3
Preferred share dividends (note 7)                     13.1              10.2
-------------------------------------------------------------------------------
Net earnings applicable to common shares             $112.1             $86.1
-------------------------------------------------------------------------------

See accompanying notes to the financial statements.

Exhibit H


Nova Scotia Power Inc.
Statements of Retained Earnings
Year Ended December 31
millions of dollars

                                                    2003                 2002
Retained earnings, beginning of year              $226.1               $224.4
Net earnings applicable to common                  112.1                 86.1
shares
-------------------------------------------------------------------------------
                                                   338.2                310.5
Dividends                                           70.0                 84.4
-------------------------------------------------------------------------------
Retained earnings, end of year                    $268.2               $226.1
-------------------------------------------------------------------------------

See accompanying notes to the financial statements.

Exhibit H

Nova Scotia Power Inc.
Balance Sheets
As at December 31
millions of dollars
                                     ASSETS
                                                             2003         2002
-------------------------------------------------------------------------------
Current assets
   Cash and cash equivalents                                    -        $13.3
   Accounts receivable (note 8)                             $88.0         88.5
   Due from associated companies (note 9)                    12.7          9.2
   Income taxes receivable                                      -         26.5
   Inventory                                                 83.8         99.3
   Prepaid expenses                                           5.1          5.7
-------------------------------------------------------------------------------
                                                            189.6        242.5
-------------------------------------------------------------------------------
Deferred charges (note 10)                                  399.0        256.3
-------------------------------------------------------------------------------
Property, plant and equipment (note 11)                   2,335.4      2,328.7
Construction work in progress                                36.9         55.8
-------------------------------------------------------------------------------
                                                          2,372.3      2,384.5
-------------------------------------------------------------------------------
                                                         $2,960.9     $2,883.3
-------------------------------------------------------------------------------

                      SHAREHOLDER'S EQUITY AND LIABILITIES

-------------------------------------------------------------------------------
Current liabilities
   Current portion of long-term debt (note 12)             $140.0       $150.0
   Short-term debt (note 13)                                  7.1        122.1
   Accounts payable and accrued charges                     144.4        115.3
   Income taxes payable                                       1.6            -
   Dividends payable                                          3.2          3.2
-------------------------------------------------------------------------------
                                                            296.3        390.6
-------------------------------------------------------------------------------
Deferred credits (note 10)                                   29.8         33.1
-------------------------------------------------------------------------------
Long-term debt (note 12)                                  1,276.0      1,146.0
-------------------------------------------------------------------------------
Preferred shares (note 14)                                  260.0        260.0
-------------------------------------------------------------------------------
Shareholder's equity
   Common shares (note 15)                                  830.6        827.5
   Retained earnings                                        268.2        226.1
-------------------------------------------------------------------------------
                                                          1,098.8      1,053.6
-------------------------------------------------------------------------------
                                                         $2,960.9     $2,883.3
-------------------------------------------------------------------------------

Commitments (note 17)
Contingency (note 7)
Guarantees (note 18)

See accompanying notes to the financial statements.

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS

"Derek Oland"                        "David McD. Mann"
Chairman                             President and Chief Executive Officer

Exhibit H


Nova Scotia Power Inc.
Statements of Cash Flow
Year Ended December 31
millions of dollars

                                                      2003          2002
-----------------------------------------------------------------------------
Operating activities
  Cash received from customers                            $932.6     $842.3
  Cash paid to suppliers and employees                   (468.7)    (484.4)
  Cash paid to preferred shareholders                     (14.1)     (14.1)
-----------------------------------------------------------------------------
Cash provided by operations, before interest               449.8      343.8
and taxes                                                (100.4)    (113.2)
Interest paid                                             (37.0)     (12.3)
Income taxes paid                                        (133.0)          -
Pre-2003 income tax assessment
-----------------------------------------------------------------------------
Net cash provided by operating activities                  179.4      218.3
-----------------------------------------------------------------------------

Financing activities
  (Reduction) increase in short-term debt                (145.0)       13.8
  Issue of common shares                                       -       75.0
  Issue of long-term debt                                  300.0          -
  Retirement of long-term debt                           (150.0)    (120.0)
  Dividends paid on common shares                         (70.0)     (84.4)
 Other financing activities                               (31.0)        3.5
-----------------------------------------------------------------------------
Net cash used in financing activities                     (96.0)    (112.1)
-----------------------------------------------------------------------------

Investing activities
  Property, plant and equipment                           (94.0)    (128.8)
  Proceeds on the sale of fixed assets                       1.7       26.7
  Retirement spending                                      (4.4)      (2.5)
-----------------------------------------------------------------------------
Net cash used in investing activities                     (96.7)    (104.6)
-----------------------------------------------------------------------------

(Decrease) / increase in cash and cash                    (13.3)        1.6
equivalents
-----------------------------------------------------------------------------

Cash and cash equivalents, beginning of year                13.3       11.7
-----------------------------------------------------------------------------
Cash and cash equivalents, end of year                        $-      $13.3
-----------------------------------------------------------------------------
Cash and cash equivalents consists of:
Cash                                                          $-       $0.1
Short-term investments                                         -       13.2
-----------------------------------------------------------------------------
Cash and cash equivalents, end of year                        $-      $13.3
-----------------------------------------------------------------------------


See accompanying notes to the financial statements.

Exhibit H


Nova Scotia Power Inc.
Notes to the Financial Statements

December 31, 2003 and 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nova Scotia Power Inc. ("NSPI", "Nova Scotia Power", or the "Company"), incorporated in the Province of Nova Scotia, is engaged in the production and sale of electric energy, and is regulated by the Nova Scotia Utility and Review Board ("UARB"). NSPI's accounting policies are subject to examination and approval by the UARB and are similar to those being used by other companies in the electric utility industry. The rate-regulated accounting policies of NSPI may differ from Canadian generally accepted accounting principles ("GAAP") for non rate-regulated companies. Where these differences are considered significant, disclosure of the policy has been made in these notes to the financial statements.

     a.   Measurement Uncertainty

          The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

     b.   Revenue Recognition

          The Company's revenue recognition policy is as follows:

          o Electric: Revenues are recognized on the accrual basis, which includes an estimate of electricity consumed by customers in the year but billed subsequent to year-end.

          o Other: Revenues are recognized on the accrual basis, which includes an estimate for services performed and goods delivered during the year but billed subsequent to year-end. Unearned revenue is recorded as a deferred credit.

     c.   Allowance for Funds Used During Construction

          NSPI provides for the cost of financing construction work in progress by including an allowance for funds used during construction ("AFUDC") as an addition to the cost of property constructed, using a weighted average cost-of-capital. This allowance will be charged to operations through depreciation over the service life of the related assets and recovered through future revenues.

     d.   Regulatory Amortization

          In accordance with regulations of the UARB, significant assets of NSPI, which are not currently being used and are not expected to provide

Exhibit H


          service to customers in the foreseeable future are amortized over five years. In 2000 the UARB approved NSPI's request to amortize the Glace Bay generating station over five years. The UARB had allowed Nova Scotia Power flexibility in determining the annual amount to be written off in order to support rate stability. On July 28, 2003 the UARB approved the Company's request to extend the write-off period through 2008, if necessary, with an annual minimum amortization of $6.2 million.

     e.   Property, Plant and Equipment

          Property, plant and equipment are recorded at original cost net of contributions in aid of construction. When property, plant and equipment are replaced or retired, the original cost plus any removal costs incurred (net of salvage) are charged to accumulated depreciation.

          Depreciation is determined by the straight-line method, based on the estimated remaining service lives of the depreciable assets in each category. The estimated average service lives for the major categories of plant in service are summarized as follows:

          Functions                  Average Service Life
                                           in Years
          ---------------------------------------------------
          Generation
              Thermal                         43
              Gas turbine                     34
              Hydroelectric                   77
              Wind turbine                    20
          Transmission                        45
          Distribution                        31
          General plant                       15
          ---------------------------------------------------

          In accordance with regulatory authority, assets that are not currently being used but will be useful in providing future service to customers, are not depreciated. Financing costs associated with assets not currently being used are being deferred as incurred. Depreciation will occur when the asset goes into service. Significant costs in removing the asset from service may be deferred and amortized to earnings over a five-year period, subject to regulatory approval. Significant costs to return the asset to service are added to the capital cost of the asset.

     f.   Income Taxes and Investment Tax Credits

          In accordance with the ratemaking regulations established by the UARB, income taxes on earnings are determined using the taxes-payable method of accounting. Accordingly, NSPI does not provide for future income taxes.

Exhibit H


          Investment tax credits arise as a result of incurring qualifying scientific research and development expenditures and are recorded in the year as a reduction from the related expenditures where there is reasonable assurance of collection.

     g.   Employee Future Benefits

          Pension costs, and costs associated with non-pension post-retirement benefits such as health benefits to retirees and retirement awards, are actuarially determined using the projected benefit method prorated on services and management's best estimate assumptions. Pension fund asset values are calculated using market values at year-end. The expected return on pension assets is determined based on market-related values. The market-related values are determined in a rational and systematic manner so as to recognize asset gains and losses over a five-year period. Adjustments arising from plan amendments are amortized on a straight-line basis over the expected average remaining service period ("ARSP") of active employees. For any given year, when NSPI's net actuarial gain (loss), less the actuarial gain (loss) not yet included in the market-related value of plan assets, exceeds 10% of the greater of the accrued benefit obligation and the market-related value of the plan assets, an amount equal to the excess divided by the ARSP is amortized. The difference between pension expense and pension funding is recorded as a deferred asset or credit on the balance sheet.

     h.   Cash and Cash Equivalents

          Short-term investments, which consists of money market instruments with maturities of three months or less at an effective interest rate of 2.83% for 2003 (2002 - 2.29%), are considered to be cash equivalents and are recorded at cost, which approximates current market value.

     i.   Inventory

          Inventories of materials and supplies are valued at the lower of average cost and market. Coal and oil inventory are valued at the lower of cost, using the first-in, first-out method, and net realizable value.

     j.   Debt Financing and Defeasance Costs

          Financing costs pertaining to debt issues are amortized over the life of the related debt. The excess of the cost of defeasance investments over the face value of the related debt is deferred and amortized over the life of the defeased debt.

     k.   Derivative Financial Instruments

          The Company uses various derivative financial instruments to hedge its exposure to foreign exchange, interest rate, and commodity price risks. These instruments are accounted for as hedges of anticipated

Exhibit H


          transactions and, accordingly, gains and losses on these instruments are included in the measurement of the related hedged risk when realized.

     l.   Foreign Currency Translation

          Monetary assets and liabilities denominated in foreign currencies are converted to Canadian dollars at rates of exchange prevailing at the balance sheet date. The resulting differences between the translation at the original transaction date and the balance sheet date are charged to earnings.

     m.   Research & Development Costs

          All research and development costs are expensed in the year incurred unless they can be deferred as part of capital assets.

2.   CHANGE IN ACCOUNTING ESTIMATE

     Electric revenues are recognized on the accrual basis, which includes an estimate of electricity consumed by customers in the period but billed subsequent to the period. During the second quarter, the Company improved its process for estimating unbilled revenue and as a result, decreased its electric revenue by approximately $10 million. The impact on future periods is expected to be immaterial.

3.   CHANGE IN ACCOUNTING POLICIES

     In 2002 the Company adopted the new provisions for classification of short-term debt obligations expected to be refinanced. Under the new standard, debt obligations, which are short-term, should be reclassified as long-term if the Company has the intention and the unencumbered ability to refinance the obligations for a period greater than one year. This assessment is performed by taking into account both the actual level of short-term debt at the end of the fiscal year and the forecasted levels of debt for the period to the end of the next fiscal year. The new provisions became effective on January 1, 2002 and have been applied prospectively. As a result, as at December 31, 2002, the Company had reclassified $111.0 million of debt from short-term to long-term.

     In 2002 NSPI changed its policy regarding employee future benefits to use market-related values instead of market values to calculate the expected return on its plan assets. The change entails recognizing changes in the actual fair value of the plan assets in a rational and systematic manner over a five-year period. The change has been applied retroactively but with no resulting material adjustments. The impact in 2002 of changing this policy was to reduce the expense by $5.8 million.

4.   ACQUISITIONS

Exhibit H


     The acquisition described below has been accounted for under the purchase method of accounting, and accordingly the results of operations, which were nil, since the date of acquisition have been included in the statement of operations.

     During 2003 Nova Scotia Power acquired an affiliate company for share consideration of $3.1 million. The assets purchased consisted of an income tax receivable ($3.6 million) and a liability to ratepayers ($0.5 million). The company purchased was subsequently wound up.

5.   EMPLOYEE FUTURE BENEFITS
     millions of dollars

     NSPI maintains contributory defined-benefit and defined-contribution pension plans, which cover substantially all of its employees, and plans providing non-pension benefits for its retirees. The details of these plans are outlined below:
                                             2003                  2002
                                   Defined       Non-       Defined-  Non-
                                   benefit       pension    benefit   pension
                                   pension       benfits    pension   benefits
                                   plans         plans      plans     plans

     Assumptions
     Discount rate                     6.00%       6.00%      6.50%     6.50%
     Long-term rate of return on
     plan assets                       7.50%         -        7.50%       -
     Rate of compensation increase   3 to 5.5%   3 to 5.5%  3 to 5.5% 3 to 5.5%
     Health care trend - current         -         11.00%       -      10.00%
                                 -       -         4.00%        -       4.00%
     ultimate
     ---------------------------------------------------------------------------
     Accrued benefit obligations
     Balance January 1                    $549.8      $33.7    $514.4     $35.1
     Employer current service cost           8.6        1.2       7.8       1.3
     Employee contributions                  4.7          -       4.9         -
     Interest cost                          35.2        2.2      34.0       2.4
     Past service amendments                 6.1          -         -         -
     Actuarial loss (gain)                  48.3      (4.5)      21.5     (3.7)
     Benefits paid                        (28.7)      (1.4)    (32.8)     (1.4)
     ---------------------------------------------------------------------------
     Balance December 31                  $624.0      $31.2    $549.8     $33.7
     ---------------------------------------------------------------------------
     Fair value of plan assets
     Balance January 1                    $406.8          -    $459.0         -
     Employee contributions                  4.7          -       4.9         -
     Contributions by NSPI                  20.6       $1.4       8.9      $1.4
     Actual investment income               67.9          -    (33.2)         -
     Benefits paid                        (28.7)      (1.4)    (32.8)     (1.4)
     ---------------------------------------------------------------------------
     Balance December 31                  $471.3          -    $406.8         -
     ---------------------------------------------------------------------------
     Plan deficit                       ($152.7)    ($31.2)  ($143.0)   ($33.7)
     Unamortized past service costs          7.0          -       1.2         -
     Unamortized actuarial losses          196.8      (4.1)     181.1       0.4
     Unamortized transitional                0.2       20.1       0.2      22.4
     obligation
     ---------------------------------------------------------------------------
     Accrued benefit asset                 $51.3    ($15.2)     $39.5   ($10.9)
     (liability)
     ---------------------------------------------------------------------------

Exhibit H


     ---------------------------------------------------------------------------
     Expense
     Current service cost                   $8.6       $1.2      $7.8      $1.3
     Interest on accrued benefits           35.2        2.2      34.0       2.4
     Less: expected return on plan        (37.8)          -    (36.4)         -
     assets
     Amortization of actuarial               2.5          -       0.5       0.1
     losses
     Amortization of transitional              -        2.3         -       2.2
     liability
     Amortization of past service            0.3          -       0.1         -
     costs
     ---------------------------------------------------------------------------
                                            $8.8       $5.7      $6.0      $6.0
     ---------------------------------------------------------------------------

     Defined-contribution pension
     plan
     Employer expense                       $0.7          -      $0.6         -
     ---------------------------------------------------------------------------


     The expected return on plan assets is determined based on the market-related value of plan assets of $506.2 million at January 1, 2003 (January 1, 2002 - $495.5 million) adjusted for interest on certain cash flows during the year.

6.   INTEREST

     Interest expense consists of the following:

     millions of dollars
                                                            2003         2002
     -------------------------------------------------------------------------
     Interest on long-term debt                            $93.5        $93.8
     Interest on short-term debt                            13.9         15.1
     Amortization of debt financing                          1.1          0.9
     Foreign exchange (gains) losses                       (4.1)          0.1
     -------------------------------------------------------------------------
                                                           104.4        109.9
     Less:
       Defeasance earnings and other interest              (0.1)        (0.3)
     income
     -------------------------------------------------------------------------
                                                          $104.3       $109.6
     -------------------------------------------------------------------------

7.   INCOME TAXES millions of dollars

     The income tax provision differs from that computed using the statutory rates for the following reasons:

                                               2003               2002
     -------------------------------------------------------------------------
     Earnings before income taxes         $183.0              $112.0
     -------------------------------------------------------------------------
     Income taxes, at statutory rates      $73.4     40.1%     $47.2    42.1%
     Unrecorded future income taxes       (18.3)    (10.0)    (37.4)   (33.4)
     Manufacturing & Processing            (2.4)     (1.3)         -        -
     profits deduction
     Large Corporations Tax                  5.1       2.8       5.9    5.3
     -------------------------------------------------------------------------
     Income taxes                          $57.8   31.6%       $15.7   14.0%
     -------------------------------------------------------------------------

     NSPI filed income tax returns for previous years that increased the tax depreciation (capital cost allowance) available to be deducted against the Company's future taxable income. Those returns were reassessed by the

Exhibit H


     Canada Customs and Revenue Agency (CCRA), which disallowed the deductions claimed. A notice of objection was filed with respect to the reassessments and the issue was litigated. In January 2002 the Company received a favourable decision from the Tax Court of Canada with respect to CCRA's reassessment of its corporate income tax returns. CCRA appealed the decision to the Federal Court of Appeal which, in January 2003, overturned the Tax Court ruling. In November 2003, NSPI was granted leave to appeal the Federal Court decision to the Supreme Court of Canada. It is expected that the Appeal will be heard by the Supreme Court in 2004.

     As a result of the Federal Court's decision, NSPI is now recognizing a provision for income taxes. Without the benefit of this additional deduction, it is estimated that the Company's tax liability at December 31, 2002, would have been approximately $118 million ($149 million including interest). The Company has reduced its previous estimate of $157 million including interest as a result of reductions in previous years' taxable income as a result of CCRA reassessments. In February 2003 the UARB provided an accounting order providing for deferral of any pre-2003 income tax liability together with any related interest until the matter is resolved.

     At December 31, 2003, assuming the Company`s Appeal is successful, NSPI's unrecorded future income tax asset is approximately $237 million (2002 - $283 million), a decrease of approximately $46 million (2002 - $37 million). The asset consists of deductible temporary differences of $619 million (2002 - $715 million deductible temporary differences and $30 million unused non-capital losses).

     If the Company's Appeal is unsuccessful, the unrecorded future income tax asset of NSPI would be approximately $47 million (2002 - $65 million), consisting of deductible temporary differences of $121 million (2002 - $171 million).

     Preferred Share Dividends

     Preferred share dividends consist of preferred dividends less a recovery of income tax expense of $1.0 million (2002 - $3.9 million). The income tax recovery of $6.6 million in 2003 (2002 - $9.5 million) is reflected as a reduction of preferred share dividends with an offsetting increase in income tax expense.

                                                            2003         2002
     -------------------------------------------------------------------------
     Preferred share dividend                              $14.1        $14.1
     Part VI.1 tax on preferred share dividends              5.6          5.6
     Part I tax recovery related to the Part VI.1
     tax                                                   (6.6)        (5.2)
     deduction  - current year
     Part I tax recovery related to the Part VI.1              -        (4.3)
     tax
     deduction  - prior years
     -------------------------------------------------------------------------
                                                           $13.1        $10.2
     -------------------------------------------------------------------------

Exhibit H


8.   ACCOUNTS RECEIVABLE SECURITIZATION

     In February 2002, the Company renewed an agreement with a third party to sell up to $88 million of high quality accounts receivables on a revolving basis. As part of the agreement NSPI continues to service all accounts receivables and retains an interest in 10% of the accounts receivables sold, which has been recorded as a deferred charge. This retained interest is measured at its carrying value, which is substantially equal to its fair value. At December 31, 2003, net trade receivables sold amounted to $50 million (2002 - $75 million). The agreement is in place until February 2004 with the intention that it be renewed at that time.

9.   RELATED PARTY TRANSACTIONS

     Due from associated companies represents the total carrying amounts of trade receivables, which are owed to NSPI by affiliated companies. The terms of repayments are the same as those for non-affiliate trade receivables. During the year NSPI had sales of $119.2 million (2002 - $19.5 million) to and purchases of $18.7 million (2002 - $18.3 million) from companies under common control.

     During the year, in the ordinary course of business, the Company purchased transportation capacity totaling $17.0 million (2002 - $15.7 million) from the Maritimes and Northeast Pipeline, an investment under significant influence of NSPI's parent. The amount is recognized in fuel for generation and is measured at the exchange amount. At December 31, 2003 the amount payable to the related party is $1.3 million (2002 - $1.3 million).

10.  DEFERRED CHARGES AND CREDITS

     Deferred charges and credits comprise the following:

     millions of dollars

                                                             2003         2002
     ---------------------------------------------------------------------------
     Deferred charges:
     Unamortized debt financing and defeasance costs       $203.1        $214.0
     Pre-2003 income tax liability and related              148.7             -
     interest                                                36.1          28.6
     Accrued pension and non-pension benefit asset            5.0           7.5
     (note 5)                                                 6.1           6.2
     Retained interest in accounts receivable
     securitized
     Other
     ---------------------------------------------------------------------------
                                                           $399.0        $256.3
     ---------------------------------------------------------------------------

     Deferred credits:
     Future site restoration liability                     $22.5          $25.1
     Unearned revenue                                        6.7            6.6
     Other                                                   0.6            1.4
     ---------------------------------------------------------------------------
                                                           $29.8          $33.1
     ---------------------------------------------------------------------------

11.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is comprised of the following:

Exhibit H


     millions of dollars
                                                    2003
     --------------------------------------------------------------------------
                                  Cost        Accumulated           Net
                                              Depreciation      Book Value
     --------------------------------------------------------------------------
     Generation
         Thermal                   $1,601.8           $609.8            $992.0
         Gas Turbine                   72.1             22.9              49.2
         Hydroelectric                357.5            118.9             238.6
         Wind Turbine                   2.9              0.1               2.8
     Transmission                     567.7            256.7             311.0
     Distribution                     961.3            428.2             533.1
     Other                            269.1             60.4             208.7
     --------------------------------------------------------------------------
                                   $3,832.4         $1,497.0          $2,335.4
     --------------------------------------------------------------------------

                                                    2002
     --------------------------------------------------------------------------
                                  Cost        Accumulated           Net
                                              Depreciation      Book Value
     --------------------------------------------------------------------------
     Generation
         Thermal                   $1,587.2           $581.8          $1,005.4
         Gas Turbine                   28.4             21.5               6.9
         Hydroelectric                354.9            114.9             240.0
        Wind Turbine                    3.2                -               3.2
     Transmission                     561.3            241.7             319.6
     Distribution                     932.0            396.0             536.0
     Other                            266.0             48.4             217.6
     --------------------------------------------------------------------------
                                   $3,733.0         $1,404.3          $2,328.7
     --------------------------------------------------------------------------

     At December 31, 2003, the Glace Bay generating station had a net book value of $22.5 million (2002 - $27.0 million). During the year NSPI amortized $6.2 million (2002 - $1.0 million) related to the plant, and capitalized $1.7 million in AFUDC (2002 - $1.8 million) to the plant value.

12.  LONG-TERM DEBT

     Long-term debt is composed of debentures and medium term notes payable. All long-term debt instruments are issued under trust indentures at fixed interest rates, and are unsecured. Also included is certain commercial paper where the company has the intention and the unencumbered ability to refinance the obligation for a period greater than one year.

                              Effective Average     Years of       2003    2002
                               Interest Rate %      Maturity
      millions of dollars     2003        2002
      --------------------------------------------------------------------------
      Medium Term Notes      7.135       7.321    2004 - 2097   1,240.0  $940.0
      Debentures             9.750       8.490    2003 - 2019      95.0   245.0
      Commercial Paper       2.765       2.730      One Year
                                                   Renewable       81.0   111.0
      --------------------------------------------------------------------------
                                                                1,416.0 1,296.0
      Less: Amount due                                            140.0   150.0
      within one year
      --------------------------------------------------------------------------

Exhibit H


      --------------------------------------------------------------------------
                                                               $1,276.0 $1,146.0
      --------------------------------------------------------------------------

      Repayments of long-term debt are due as follows:

      millions of dollars
      -------------------------------------------------------------------------
      Year of Maturity                                2003                2002
      -------------------------------------------------------------------------
      One Year Renewable                             $81.0              $111.0
      2003                                               -               150.0
      2004                                           140.0               140.0
      2005                                           100.0               100.0
      2006                                            40.0                40.0
      2007                                               -                   -
      2008                                           115.0                   -
      Greater than 5 years                           940.0               755.0
      -------------------------------------------------------------------------
                                                  $1,416.0            $1,296.0
      -------------------------------------------------------------------------

13.  SHORT-TERM DEBT

     Short-term debt consists of commercial paper of nil (2002 - $115.6 million). Commercial paper bears interest at prevailing market rates, which on December 31, 2003, averaged 2.77% (2002 - 2.88%). The operating line of credit consists of advances of $7.1 million (2002 - $6.5 million), which when drawn upon, bears interest at the prime rate, which on December 31, 2003, was 4.50% (2002 - 4.50%). Short-term debt is unsecured.

14.  PREFERRED SHARES

     Authorized:

     Unlimited number of First Preferred Shares, issuable in series. Unlimited number of Second Preferred Shares, issuable in series.

     Issued and outstanding:
                                                                     Preferred
                                                       Millions of    Share
      millions of dollars                                   Shares   Capital
      -------------------------------------------------------------------------
      January 1, 2002                                         10.4      $260.0
      -------------------------------------------------------------------------
      December 31, 2002                                       10.4      $260.0
      -------------------------------------------------------------------------
      December 31, 2003                                       10.4      $260.0
      -------------------------------------------------------------------------

     Series B Preferred Shares and Series C Purchase Warrants

     On March 8, 1999, NSPI issued 5,000,000 First Preferred Share Units at a price of $6.25 per Unit. Each unit consisted of one non-detachable cumulative, redeemable First Preferred Share, Series B and a Warrant to purchase one cumulative, redeemable First Preferred Share, Series C for cash consideration of $18.75. On October 1, 2001, unit holders exercised 4,417,116 Series C purchase warrants and Series B preferred shares, and converted them to Series C First Preferred Shares. Virtually all of the remaining Series C purchase warrants and Series B preferred shares were exercised on either January 1 or April 1, 2001 with a cash payment of $18.75. The remaining 1,305 Series B preferred shares, which had not been converted to Series C, were cancelled in

Exhibit H


     the second quarter of 2002 and each shareholder received their original investment.

     Series C Preferred Shares

     Each Series C Preferred Share is entitled to a $1.225 per share per annum fixed cumulative preferential dividend, as and when declared by the Board of Directors, accruing from the date of issue and payable quarterly on the first day of January, April, July and September of each year. On or after April 1, 2009, NSPI may redeem for cash the Series C First Preferred Shares, in whole at any time or in part from time to time at $25.00 per share plus accrued and unpaid dividends. The Series C First Preferred Shares will be exchangeable into Emera Inc. common shares on April 1, 2009.

     Series D Preferred Shares

     On October 31, 2000, NSPI issued 5,400,000 First Preferred Shares for a price of $25 per share. Each share is entitled to a fixed cumulative preferential cash dividend of $1.475 per share per annum, as and when declared by the Board of Directors. These dividends will accrue from the date of issue and will be payable quarterly on the fifteenth day of January, April, July, and October of each year. On or after October 15, 2015, NSPI may redeem for cash the Series D First Preferred Shares, in whole at any time, at $25 per share plus accrued and unpaid dividends. The Series D First Preferred Shares will be exchangeable into Emera Inc. common shares on October 15, 2015.

15.  COMMON SHARES millions of dollars

     Authorized:

     Unlimited number of non-par value Common Shares.

     Issued and outstanding:
                                                     Millions of  Common Share
                                                        Shares        Capital
     ---------------------------------------------------------------------------
     January 1, 2002                                         91.8        $752.5
     Common shares issued to parent                           4.8          75.0
     ---------------------------------------------------------------------------
     December 31, 2002                                       96.6        $827.5
     Common shares issued to parent                           0.2           3.1
     ---------------------------------------------------------------------------
     December 31, 2003                                       96.8        $830.6
     ---------------------------------------------------------------------------

16.  FINANCIAL INSTRUMENTS

     Financial instruments include the following:

                                         ---------------------------------------
     millions of dollars                       2003                2002
                                         Carrying   Fair     Carrying  Fair
                                           Amount    Value    Amount    Value
                                         Liability  LiabilityLiability Liability
                                          (Asset)   (Asset)   (Asset)  (Asset)
      --------------------------------------------------------------------------

Exhibit H

      --------------------------------------------------------------------------
      Long-term debt                       $1,416.0 $1,597.5  $1,296.0 $1,430.7
      Short-term debt                           7.1      7.1     122.1    123.4
      Derivative financial instruments
      (hedges)
           Interest rate swaps                  1.4      7.6       0.9      9.0
           Interest rate caps and collars         -      0.3         -      0.8
           Natural gas swaps                      -    (0.3)         -    (1.7)
           Natural gas caps and collars       (3.6)      0.4     (2.1)    (1.5)
           Oil swaps                              -   (13.1)         -    (8.6)
           Foreign exchange contracts         (0.5)     11.0         -    (1.7)
      --------------------------------------------------------------------------

     Long-term Debt and Short-term Debt

     The fair value of NSPI's long-term and short-term debt is estimated based on the quoted market prices for the same or similar issues, or on the current rates offered to NSPI, for debt of the same remaining maturities.

     Derivative Financial Instruments

     The fair value of derivative financial instruments is estimated by obtaining prevailing market rates.

     Interest Rates

     The Company enters into interest rate hedging contracts to convert the interest characteristics of outstanding short-term debt from a floating to a fixed rate basis. Interest rate swap contracts converting floating interest on $120 million over 2004 to 2005 (2002 - $320 million over 2003 to 2005) to a weighted average fixed interest rate of 6.48% (2002 - 5.68%) were outstanding at December 31, 2003.

     Interest rate collars are used to insure against extreme movements in interest rates on maturing debt. Interest rate collar contracts covering $50 million (2002 - $20 million) at average fixed interest rates in a range from 4.81% to 5.23% (2002 - 5.35% to 5.75%) were outstanding at December 31, 2003.

     Commodity Prices

     The Company purchased natural gas option contracts and entered into natural gas swap contracts in 2003 to limit exposure to fluctuations in natural gas prices. As at December 31, 2003, the Company had hedged approximately 80% of all natural gas purchases and sales for 2004.

     The Company enters into oil swap and option contracts to limit exposure to fluctuations in world prices of heavy fuel oil. As at December 31, 2003, the Company had entered into oil swap contracts that fixed the price of approximately 55% of 2004 requirements along with a portion of 2005 requirements.

     The Company also entered into option contracts for the physical delivery of natural gas and coal.

     Foreign Exchange

Exhibit H


     The Company enters into foreign exchange forward, option, and swap contracts to limit exposure to currency rate fluctuations. Currency forwards are used to fix the Canadian dollar cost to acquire U.S. dollars, reducing exposure to currency rate fluctuations. Forward contracts to buy U.S. $84 million over 2004 and 2005 (2002 - U.S. $79 million over 2003 and
     2004) at a weighted average rate of CAD $1.4234 (2002 - CAD $1.5516) were outstanding at December 31, 2003. There were also option contracts to buy U.S. $50 million in 2004 (2002 - U.S. $110 million over 2003 to 2007) at rates in a range from CAD $1.3180 to $1.5600 in 2004 (2002 - range of CAD $1.5600 in 2003 to $1.6703 in 2007) outstanding at December 31, 2003.

     Risk Management

     Interest rate risk The Company makes use of various financial instruments to hedge against interest rate risk, as discussed above. Additionally, the Company uses diversification as a strategy. It maintains a portfolio of debt instruments which includes short-term instruments and long-term instruments with staggered maturities. The Company also deals with several counterparties so as to mitigate interest rate concentration risk.

     Credit risk
     The Company is exposed to credit risk with respect to amounts receivable from customers. Credit assessments are conducted with respect to, and deposits are requested from, many new customers. The Company also maintains provisions for potential credit losses, which are assessed on a regular basis. With respect to customers outside of the sphere of electric customers, counterparty creditworthiness is assessed through reports of credit rating agencies or other available financial information.

17.  COMMITMENTS

     NSPI had the following significant commitments at December 31, 2003:

o An annual requirement to purchase approximately 190 GWh of electricity from independent power producers for each of the next twenty years.
o A requirement to purchase approximately 61.6 million cubic feet of natural gas per day for the next eight years, and an additional 4 million cubic feet per day, at the option of the supplier, for five years.
o Commitments to purchase approximately 65,000 mmbtu per day of transportation capacity on the Maritimes and Northeast Pipeline for periods ranging from nine to nineteen years at an approximate cost of $16 million per year.
o Responsibility for managing a portfolio of approximately $1.1 billion of defeasance securities held in trust. The defeasance securities must provide the principal and interest streams of the related defeased debt. Approximately 69%, or $750 million, of the defeasance portfolio consists of investments in the related debt, eliminating all risk associated with this portion of the portfolio.

Exhibit H


o Commitment to a third party for the transportation of its coal at its Lingan and Point Aconi generation station for ten years beginning in late 2002 at an approximate cost of $15 million per year.

18.  GUARANTEES

     The Company had the following guarantees at December 31, 2003:

o Nova Scotia Power has guaranteed a tenant's obligation to its project sponsor to a maximum amount of $0.5 million for a term of 12 years beginning in 1997. The carrying amount of the guarantee is nil.

19.  COMPARATIVE INFORMATION

     Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted for 2003.

Exhibit H


OPERATING STATISTICS

Five-Year Summary

                                  2003     2002     2001     2000     1999
-----------------------------------------------------------------------------
Electric energy sales (GWh)
-----------------------------------------------------------------------------
Residential                      3,818.9  3,835.0  3,756.7  3,632.1  3,494.6
Commercial                       3,000.9  2,818.3  2,724.9  2,661.9  2,582.8
Industrial                       4,091.3  3,786.2  3,831.6  3,917.2  3,834.8
Other                              595.3    786.3    592.6    445.0    453.2
-----------------------------------------------------------------------------
Total electric energy sales     11,506.4 11,225.8 10,905.8 10,656.2 10,365.4
-----------------------------------------------------------------------------
Sources of energy (GWh)
-----------------------------------------------------------------------------
Thermal - coal                   9,218.7  8,862.2  8,854.8  8,863.7  7,816.0
              - oil              1,535.8    287.7    690.7  1,347.8  1,870.9
              - natural gas        119.5  1,578.7  1,129.1     43.8        -
Hydro                            1,077.0  1,024.3    692.2    881.2    980.7
Wind                                 2.6      0.3        -        -        -
Purchases                          375.2    277.6    279.4    295.2    411.3
-----------------------------------------------------------------------------
Total generation and purchases  12,328.8 12,030.8 11,646.2 11,431.7 11,078.9
Losses and internal use            822.4    805.0    740.4    775.5    713.5
-----------------------------------------------------------------------------
Total electric energy sold      11,506.4 11,225.8 10,905.8 10,656.2 10,365.4
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Customers
-----------------------------------------------------------------------------
Residential                      415,254  411,571  403,767  400,653  397,406
Commercial                        32,873   32,743   32,159   32,186   31,753
Industrial                         2,347    2,280    2,246    2,194    2,118
Other                              8,339    7,917    7,332    7,073    6,760
-----------------------------------------------------------------------------
Total customers                  458,813  454,511  445,504  442,106  438,037
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Capacity
-----------------------------------------------------------------------------
Generating nameplate capacity
(MW)                               1,243    1,243    1,243    1,243    1,243
Coal Fired                           350      350      350      250        -
Dual Fired                             -        -        -      100      350
Heavy Fuel Oil-Fired                 254      204      204      204      204
Gas Turbine                          395      395      395      395      395
Hydroelectric                          1        1        -        -        -
Wind Turbine                          25       25       25       25       25
Independent power producers
-----------------------------------------------------------------------------
                                   2,268    2,218    2,217    2,217    2,217
-----------------------------------------------------------------------------

Total number of employees          1,750    1,833    1,970    1,948    1,912
-----------------------------------------------------------------------------
km of transmission lines (69       5,175    5,250    5,250    5,250    5,250
kV and over)
-----------------------------------------------------------------------------
km of distribution lines (25      24,847   24,609   24,533   24,000   24,000
kV and under)
-----------------------------------------------------------------------------

Exhibit H


FINANCIAL INFORMATION
Five-Year Summary
Years Ended December 31 (millions    2003     2002    2001    2000     1999
of dollars)
------------------------------------------------------------------------------
Statement of Earnings Information
------------------------------------------------------------------------------
Revenue                             $904.6   $876.5   $838.6   $818.9   $798.9
------------------------------------------------------------------------------
Cost of operations
Fuel for generation and power        277.8    335.6    301.0    273.9    267.5
purchased                            186.0    176.4    156.8    156.7    144.0
Operating, maintenance and general    26.2     15.2     13.2     11.0      8.9
Grants in lieu of property taxes       7.2      6.8      7.0      6.7      6.8
Provincial capital tax               101.7    103.9     99.6     97.1     94.2
Depreciation
------------------------------------------------------------------------------
                                     598.9    637.9    577.6    545.4    521.4
------------------------------------------------------------------------------
Earnings from operations             305.7    238.6    261.0    273.5    277.5
Amortization                         (6.2)    (1.0)    (3.0)   (19.0)   (23.1)
Allowance for funds used during        4.5      3.4      5.1      4.8      4.8
construction
------------------------------------------------------------------------------
Earnings before interest and         304.0    241.0    263.1    259.3    259.2
income taxes                         104.3    109.6    112.3    111.5    111.5
Interest                              16.7     19.4     19.8     19.8     20.0
Amortization of defeasance costs
------------------------------------------------------------------------------
Earnings before income taxes         183.0    112.0    131.0    128.0    127.7
Income taxes                          57.8     15.7     13.9     14.4     13.2
------------------------------------------------------------------------------
Net earnings before dividends        125.2     96.3    117.1    113.6    114.5
Preferred share dividends             13.1     10.2     12.0      9.9     11.3
------------------------------------------------------------------------------
Net earnings applicable to common    112.1     86.1    105.1    103.7    103.2
shares                                70.0     84.4    161.2     93.2     72.2
Common dividends
------------------------------------------------------------------------------
Earnings retained for use in         $42.1     $1.7  ($56.1)    $10.5    $31.0
Company
------------------------------------------------------------------------------
Cost of fuel for generation - coal  $211.8   $229.6   $202.9   $186.3   $184.3
                            - oil     91.4     20.6     40.7     60.5     58.2
                      - natural gas (58.4)     62.5     35.8      5.9        -
                                      33.0     22.9     21.6     21.2     25.0
Power purchased
------------------------------------------------------------------------------
Total cost of fuel for generation   $277.8   $335.6   $301.0   $273.9   $267.5
and power purchased
------------------------------------------------------------------------------
Balance Sheet Information
Current assets                      $189.6   $242.5   $250.9   $186.2   $139.1

Deferred charges                     399.0    256.3    272.2    285.0    315.3
Property, plant and equipment      2,372.3  2,384.5  2,381.8  2,367.5  2,357.4
------------------------------------------------------------------------------
Total assets                      $2,960.9 $2,883.3 $2,904.9 $2,838.7 $2,811.8
------------------------------------------------------------------------------
Current liabilities                 $296.3   $390.6   $457.8   $455.3   $358.7
Deferred credits                      29.8     33.1     25.2     26.3     18.8
Long-term debt                     1,276.0  1,146.0  1,185.0  1,155.0  1,260.5
Preferred shares                     260.0    260.0    260.0    249.1    231.3
Common shares                        830.6    827.5    752.5    672.5    672.5
Retained earnings                    268.2    226.1    224.4    280.5    270.0
------------------------------------------------------------------------------
Total equity and liabilities      $2,960.9 $2,883.3 $2,904.9 $2,838.7 $2,811.8
------------------------------------------------------------------------------
Statement of Cash Flow Information
Cash provided by operating          $179.4   $218.3   $145.4   $219.9   $264.7
activities
Cash used in investing activities    $96.7   $104.6   $111.8   $121.4   $114.1
------------------------------------------------------------------------------